FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Contact:	Elana Holzman	Teva Pharmaceutical Industries Ltd.	+972 (3) 9267554
	Kevin Mannix	Teva North America	+1 (215) 5918912

For immediate release

Teva Provides Update on Generic Protonix® Litigation

Jerusalem, July 16, 2010 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. District Court for the District of New Jersey denied Teva's motion to overturn an April 23, 2010, jury verdict finding the patent in suit not invalid. The Court also denied Wyeth and Nycomed's request for FDA to reset the date of Teva's final approval to January 2011, based on the fact that Teva has patent defenses remaining at the District Court, including patent misuse. Accordingly, Teva is not prohibited from making further sales prior to January 2011, the date when the pediatric exclusivity expires. The Court has not yet issued its underlying reasoning for today's decisions. Teva continues to believe the patent is invalid and unenforceable and intends to pursue all available legal remedies including appeals.

Teva's Pantoprazole Sodium DR Tablets are the AB-rated generic equivalent of Wyeth's erosive GERD treatment Protonix® DR Tablets. Teva began commercially shipping the product in December 2007.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix®, and Yaz® the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to

attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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Contacts:

Investor Relations:

Elana Holzman
Teva Pharmaceutical Industries Ltd.
972 (3) 926-7554

Kevin Mannix
Teva North America
(215) 591-8912

Media:

Yossi Koren
Teva Pharmaceutical Industries Ltd.
972 (3) 926-7590

Denise Bradley
Teva North America
(215) 591-8974



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                 (Registrant)

By: /s/ Eyal Desheh
                                Name: Eyal Desheh
                                Title: Chief Financial Officer

Date July 16, 2010